SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

CHANTICLEER HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15930P206
(CUSIP Number)

March 5, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P206	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: SANDOR CAPITAL MASTER FUND LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS

	5	SOLE VOTING POWER:

NUMBER OF	6	SHARED VOTING POWER: 77,386
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER:
EACH
REPORTING
PERSON WITH:	8	SHARED DISPOSITIVE POWER: 77,386

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,386

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.2%

12	TYPE OF REPORTING PERSON*: PN

CUSIP No. 15930P206	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: SANDOR ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS

	5	SOLE VOTING POWER:

NUMBER OF	6	SHARED VOTING POWER: 77,386
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER:
EACH
REPORTING
PERSON WITH:	8	SHARED DISPOSITIVE POWER: 77,386

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,386

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.2%

12	TYPE OF REPORTING PERSON*: PN

CUSIP No. 15930P206	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: JOHN S. LEMAK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF	6	SHARED VOTING POWER: 77,386
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER:
EACH
REPORTING
PERSON WITH:	8	SHARED DISPOSITIVE POWER: 77,386

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,386

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.2%

12	TYPE OF REPORTING PERSON*: IN

CUSIP No. 15930P206	13G	Page 5 of 8 Pages

ITEM 1(a). NAME OF ISSUER:

CHANTICLEER HOLDINGS, INC.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11220 ELM LANE, SUITE 203, CHARLOTTE, NC 28277

ITEM 2(a). NAME OF PERSONS FILING:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

SANDOR CAPITAL MASTER FUND LP
SANDOR ADVISORS, LLC
JOHN S. LEMAK

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G is:

2828 ROUTH STREET, SUITE 500, DALLAS, TX 75201

ITEM 2(c). CITIZENSHIP:

SANDOR CAPITAL MASTER FUND LP WAS ORGANIZED IN TEXAS
SANDOR ADVISORS, LLC WAS ORGANIZED IN TEXAS
JOHN S. LEMAK IS A CITIZEN OF THE UNITED STATES

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

COMMON STOCK

ITEM 2(e). CUSIP NUMBER:

15930P206

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:

NOT APPLICABLE

CUSIP No. 15930P206	13G	Page 6 of 8 Pages

ITEM 4. OWNERSHIP:

Sandor Capital Master Fund LP is a private investment fund, and is the record holder of the 77,386 shares of common stock of Chanticleer Holdings, Inc. that are the subject of this filing.  Sandor Advisors, LLC, is the General Partner of Sandor Capital Master Fund LP.  John S. Lemak is the Manager of Sandor Advisors, LLC.

(a)	The Reporting Persons beneficially own 77,386 shares of common stock of Chanticleer Holdings, Inc.
(b)	The shares held constitute 6.2% of the shares of Chanticleer Holdings, Inc. common stock outstanding.
(c)	Each of the Reporting Persons has shared voting power and shared dispositive power with respect to the 77,386 shares of common stock of Chanticleer Holdings that are the subject of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

NOT APPLICABLE.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 15930P206	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 15, 2010

SANDOR CAPITAL MASTER FUND LP

By:	SANDOR ADVISORS, LLC
ITS:	GENERAL PARTNER

/s/ John S. Lemak
John S. Lemak
General Partner

SANDOR ADVISORS, LLC

/s/ John S. Lemak
John S. Lemak
Manager

/s/ John S. Lemak
John S. Lemak

CUSIP No. 15930P206	13G	Page 8 of 8 Pages

EXHIBIT 1

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Chanticleer Holdings, Inc., a North Carolina corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 15, 2010.

SANDOR CAPITAL MASTER FUND LP

By:	SANDOR ADVISORS, LLC
ITS:	GENERAL PARTNER

/s/ John S. Lemak
John S. Lemak
Manager

SANDOR ADVISORS, LLC

By:	/s/ John S. Lemak
John S. Lemak, Manager

/s/ John S. Lemak
John S. Lemak